EXHIBIT I


                                                                  John Thorndike
                                                               Managing Director
                                                     Corporate and Institutional
                                                                    Client Group
                                                          World Financial Center
                                                                     North Tower
                                                    New York New York 10281-1327
                                                                    212 449 8249
                                                           FAX 212 449 8636/7148




April 5, 2001

Alliant Energy Corporation
Madison, WI

Attention:  Mr. Thomas Walker
            Chief Financial Officer

     Alliant Energy Corporation ("Alliant" or the "Company") has requested that Merrill Lynch & Co. advise it regarding the expected impact of the financing of an incremental $1.5 billion of Non-Regulated Investments (as defined below) on the credit ratings of the Company and of its rated regulated subsidiaries, IES Utilities Inc., Interstate Power Co., and Wisconsin Power and Light Co. (the "Rated Subsidiaries"). We understand this advice will be included as part of Alliant's Form U-1 filing (the "Form U-1 Filing") with the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company Act of 1935. The Form U-1 Filing, among other things, requests authority for Alliant to invest $1.5 billion on a recourse basis in exempt wholesale generators and foreign utility companies over the next five years (collectively, the "Non-Regulated Investments") on the terms and under the assumptions set forth therein.

     In arriving at our conclusions set forth below, and in the performance of the requested credit analysis, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Company and the Rated Subsidiaries that we deemed to be relevant;

     (2) Reviewed certain information, including financial forecasts, provided by the Company to us as representative of the proposed Non-Regulated Investments;

     (3) Reviewed certain information provided to us by the Company, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Rated Subsidiaries;

     (4) Reviewed certain information, including the Company's financial forecasts, relating to the business, earnings, cash flow, capital expenditures, financing


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     (5)  plan, timing and sources and uses of funds, in each case associated with the Non-Regulated Investments;

     (6) Conducted discussions with members of senior management of the Company concerning the matters described in items 1 through 4 above, as well as the business and prospects of the Company before and after giving effect to the implementation, if any, of the proposed Non-Regulated Investments;

     (7) Reviewed credit ratios of the Company in five distinct scenarios or "Cases" (as defined below) and compared them with financial targets for utility companies as published by Standard & Poor's; and

     (8) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In arriving at our conclusions set forth below, Merrill Lynch assumed and relied on tie accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch. Merrill Lynch was supplied with all of the information regarding the Non-Regulated Investments by the Company; it is Merrill Lynch's understanding that many of the Non-Regulated Investments have not been specifically identified and that the Company expects the financial information, including financial forecasts, to be representative of actual Non-Regulated Investments. Merrill Lynch does not assume any responsibility for independently verifying any information provided by the Company or for undertaking an independent evaluation or appraisal of any of the assets or liabilities of Alliant and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company and regarding the Non-Regulated Investments, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgements of the Company.

     Our view is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and the information made available to us as of the date hereof, including the assumptions contained in the Company's financial forecasts provided to us and outlined in the Form U-1 Filing.

     On the basis of this information and the assumptions outlined above, we reviewed integrated financial models provided by the Company and performed analyses on the financial information derived from such models in a manner that we believe is consistent with the analyses performed by statistical rating agencies. In this connection, Merrill Lynch reviewed the following key credit ratios for the Company and its consolidated subsidiaries for the years

2000 to 2005, which we understand to be those commonly reviewed by credit rating agencies: (i) Funds from operations to net interest coverage; (ii) Funds from operations to average total debt; (iii) Pre-tax interest coverage; (iv) Total debt to total capitalization; and (v) return on common equity. The foregoing credit ratios were calculated under five distinct scenarios: (i) the Base Case, where the Company makes Non-Regulated Investments from 2000 - 2005, consistent with previous Company expansion plans; (ii) the Base + China Case, where the Company makes additional Non-Regulated Investments in China over a five-year period; (iii) the Base + Brazil Case, where the Company makes additional Non-Regulated Investments in Brazil over a five-year period; (iv) the Base + Genco Case, in which the Company makes additional Non-Regulated Investments in merchant and other wholesale generation projects over a five-year period; and
(v) the Growth Case, which assumes the Company makes all of the Non-Regulated Investments reflected in the prior three cases (Base + China, Base + Brazil, Base + Genco).

     The matters set forth above do not purport to be a complete description of the analyses performed by Merrill Lynch in preparing this letter. The preparation of a credit analysis is a complex process and is not necessarily susceptible to partial or summary description. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying the analyses set forth in this letter. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Alliant's and Merrill Lynch's control and involve the application of complex methodologies and educated judgment. Any estimates contained in Merrill Lynch's analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. There can be no assurance that the Company's Non-Regulated Investments will actually realize the returns contemplated by such assumptions or that market conditions will accommodate the Company's strategy. This is not a prediction as to what an independent rating agency may do under any particular circumstances.

     On the basis of and subject to the foregoing, and considering the results of the credit ratio analysis outlined above, we are of the view, as of the date hereof, that the credit ratings of Alliant and its Rated Subsidiaries would not be expected to fall below investment grade due to the Non-Regulated Investments being made as outlined in the Form U-1.

                                   Very truly yours,

                                   MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                  INCORPORATED

                                   By
                                        Managing Director
                                        Investment Banking Group